Exhibit EX-99.1

Consolidated financial statements as of December 31, 2003, prepared in accordance with International Financial Reporting Standards.


              Consolidated Income Statement in accordance with IFRS
                              (in millions of CZK)

--------------------------------------------------------------------------------------------------------------------
                                                                 2001                2002                  2003
--------------------------------------------------------------------------------------------------------------------
Operating revenues                                                 56 055              55 578                84 816
   Sales of electricity                                            53 300              52 938                79 548
   Heat sales and other revenues                                    2 755               2 640                 5 268

Operating expenses                                                 41 377              44 324                77 316
   Fuel                                                            13 220              12 894                14 307
   Purchased power and related services                             6 389               7 328                21 100
   Repairs and maintenance                                          3 476               3 847                 4 226
   Depreciation and amortization                                    9 366              11 721                17 611
   Salaries and wages                                               3 946               3 854                 7 994
   Materials and supplies                                           1 851               1 838                 3 670
   Other operating expenses/income, net                             3 129               2 842                 8 408

Income before other expense/income and                             14 678              11 254                 7 500
income taxes

Other expenses/income                                               1 386                -542                   841
   Interest on debt, net of capitalized interest                      796                 582                 1 714
   Interest on nuclear provisions                                   1 463               1 532                 1 680
   Interest income                                                   -177                -149                  -319
   Foreign exchange rate losses/gains, net                         -2 110              -3 340                -1 915
   Gain on sale of subsidiary
   Other expenses/income, net                                       1 774               1 330                   744
   Income from associates                                            -360                -497                -1 063

Income before income taxes                                         13 292              11 796                 6 659

Income taxes                                                        4 169               3 375                   208

Income after income taxes                                           9 123               8 421                 6 451

Minority interests                                                                                              519

Net income                                                          9 123               8 421                 5 932
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
Note of April 7, 2004: To make mutual comparison possible, the annual figures for 2001 and 2002 were adjusted using the method applied in 2003 (with no impact on net profit).

               Consolidated Balance Sheet in accordance with IFRS
                              (in millions of CZK)

-------------------------------------------------------------------------------------------------------------
                                                       as of 12/31/01      as of 12/31/02     as of 12/31/03
-------------------------------------------------------------------------------------------------------------
Assets                                                        229 027             231 465            274 143

Fixed assets                                                  217 511             216 204            254 443

   Plant in service                                           180 252             242 338            363 165
   Less accumulated provision for depreciation                 92 614             103 355            150 426
   Net plant in service                                        87 638             138 983            212 739
   Nuclear fuel, at amortized cost                              5 967               7 931              9 574
   Construction work in progress                              111 929              56 513             10 204
   Investment in associates                                     5 518               5 880             10 999
   Investments and other financial assets, net                  5 315               5 723              8 642
   Intangible assets, net                                       1 144               1 174              1 997
   Deferred tax assets                                                                                      288

Current assets                                                 11 516              15 261             19 700

   Cash and cash equivalents                                    2 280               4 225              4 014
   Receivables, net                                             3 827               4 040              7 063
   Income tax receivable                                                            1 994                103
   Materials and supplies, net                                  2 499               2 467              3 242
   Fossil fuel stock                                              657                 618                979
   Other current assets                                         2 253               1 917              4 299

Shareholders' equity and liabilities                          229 027             231 465            274 143

Shareholders' equity                                          136 726             143 675            149 687

   Stated capital                                              59 050              59 041             59 152
   Retained earnings                                           77 676              84 634             90 535

Minority interests                                                                                     7 893

Long-term liabilities                                          64 477              59 595             59 486

   Long-term debt, net of current portion                      43 081              35 729             30 965
   Accumulated provision for nuclear
   decommissioning and fuel storage                            21 396              23 866             28 164
   Other long-term liabilities                                                                           357

Deferred taxes liability                                        9 870              12 541             14 721

Current liabilities                                            17 954              15 654             42 356

   Short-term loans                                               514                                  2 320
   Current portion of long-term debt                            5 126               4 235              5 691
   Trade and other payables                                     8 651               8 934             20 578
   Income tax payable                                             953                 256              3 203
   Accrued liabilities                                          2 710               2 229             10 564
-------------------------------------------------------------------------------------------------------------

Note of April 7, 2004: To make mutual comparison possible, the annual figures for 2001 and 2002 were adjusted using the method applied in 2003 (with no impact on the shareholders' equity).

            Consolidated Cash Flow Statement in accordance with IFRS
                              (in millions of CZK)

                                                          1-12/2001      1-12/2002       1-12/2003
                                                       ------------------------------------------------
Operating activities:
Income before income taxes                                     13 292         11 796             6 659
Adjustments to reconcile income before income taxes to
net cash provided by operating activities:
  Depreciation and amortization and asset write-offs            9 429         11 735            17 619
  Amortization of nuclear fuel                                  1 644          2 071             3 484
  Gain/Loss in fixed assets retirements                            50           -363              -384
  Foreign exchange rate loss (gain)                            -2 110         -3 340            -1 915
  Interest expense, interest income and dividends
  income, net                                                     555            356             1 054
  Provision for nuclear decommissioning and fuel
  storage                                                         387            641             3 656
  Provisions for doubtful accounts, environmental
  claims and other adjustments                                    217            -53             1 602
  Income from associates                                         -360           -497            -1 063
  Changes in assets and liabilities:                            1 356            125             5 790
    Receivables                                                  -979           -282             1 138
    Materials and supplies                                         57             44              -152
    Fossil fuel stocks                                             56             39              -343
    Other current assets                                         -396            334             1 903
    Trade and other payables                                    2 197            353             2 141
    Accrued liabilities                                           421           -363             1 103
Cash generated from operations                                 24 460         22 471            36 502
Income taxes paid                                              -1 820         -3 395               -44
Interest paid, net of interest capitalized                       -744           -434            -1 601
Interest received                                                 178            149               316
Dividends received                                                131            210               587
Net cash provided by operating activities                      22 205         19 001            35 760

Investing activities:
Acquisition of subsidiaries, net of cash                                                       -28 374
Proceeds from disposal of a subsidiary, net of cash                                             12 208
Additions to property, plant and equipment
and other non-current assets                                  -15 706        -10 419           -23 942
Proceeds from sales of fixed assets                               108          1 078             9 585
Change in decommissioning and other restricted funds             -788           -594              -407
Total cash used in investing activities                       -16 386         -9 935           -30 930

Financing activities:
Proceeds from borrowings                                        6 737          8 446            31 284
Payments of borrowings                                        -11 776        -13 864           -33 736
Proceeds from other long-term liabilities                                                          131
Payments of other long-term liabilities                                                            -66
Dividends paid to group shareholders                           -1 174         -1 480            -2 640
Dividends paid to minority interests                                                              -227
Acquisition/sale of treasury shares                              -159             -4               106
Total cash provided by (used in) financing activities          -6 372         -6 902            -5 148

Net effect of currency translation in cash                        -89           -219               -59

Net increase/decrease in cash and cash equivalents               -642          1 945                -377
Cash and cash equivalents at beginning of period                2 922          2 280               4 225
Effect of change in group structure on opening
balance of cash and cash equivalents                                                                 166
Cash and cash equivalents at beginning of period,
as restated                                                                                        4 391
Cash and cash equivalents at end of period                      2 280          4 225               4 014


Supplementary cash flow information
Total cash paid for interest                                    3 527          2 562               2 538

Note of April 7, 2004: To make mutual comparison possible, the annual figures for 2001 and 2002 were adjusted using the method applied in 2003.

     Consolidated Statement of Shareholders' Equity in accordance with IFRS
                              (in millions of CZK)

For disclosure purposes as at December 31, 2003

----------------------------------------------------------------------------------------------------------------------------------
                                                           Stated     Translation   Fair Value      Retained          Total
                                                           Capital    Differences      and          Earnings          Equity
                                                                                      Other
                                                                                     Reserves
----------------------------------------------------------------------------------------------------------------------------------
December 31, 2000, as previously reported                      59 209                                     70 233          129 442
Effect of adopting IAS 39                                                                                   -496             -496
December 31, 2000, as restated                                 59 209                                     69 737          128 946
Net Income - 2001                                                                                          9 123            9 123
Acquisition of treasury shares                                   -159                                                        -159
Dividends declared                                                                                        -1 184           -1 184
December 31, 2001                                              59 050                                     77 676          136 726
Net Income - 2002                                                                                          8 421            8 421
Additional paid-in capital                                         12                                                          12
Acquisition of treasury shares                                   -181                                                        -181
Sale of treasury shares                                           160                                         17              177
Dividends declared                                                                                        -1 480           -1 480
December 31, 2002, as previously reported                      59 041                                     84 634          143 675
Change in accounting policy - effect of change
    in group structure                                                                                       609              609
January 1, 2003, as restated                                   59 041                                     85 243          144 284
Net Income - 2003                                                                                          5 932            5 932
Change in fair value of available-for-sale
     financial assets recognized in equity                                                 -101                              -101
Gain on sale of subsidiary CEPS, net of tax                                                                7 162            7 162
Effect of acquisition of REAS on equity                                                                   -5 023           -5 023
Sale of treasury shares                                           111                                         -5              106
Dividends declared                                                                                        -2 657           -2 657
Returned dividends on treasury shares                                                                          4                4
Share options                                                                                21                                21
Share on equity movements of associates                                                                      -25              -25
Other movements                                                                  1           -1              -16              -16
December 31, 2003                                              59 152            1          -81           90 615          149 687
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